ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

October 9, 2012

VIA E-MAIL

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bright Horizons Family Solutions Inc.
Confidential Draft Registration Statement on Form S-1
Submitted August 30, 2012
CIK No. 0001437578

Attn:	Shaz Niazi/ Brigitte Lippman – Legal
Blaise Rhodes/Raj Rajan – Accounting

Ladies and Gentlemen:

On behalf of Bright Horizons Family Solutions Inc. (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933 (the “Securities Act”), and the rules and regulations promulgated thereunder, please find attached for confidential submission to the Securities and Exchange Commission (the “Commission”) via e-mail at cfdraft.submission@sec.gov a complete copy (including certain exhibits) of Amendment No. 1 to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) as well as the following responses to the comment letter dated September 26, 2012 from the Staff regarding the Registration Statement.

This amendment reflects certain revisions to the Registration Statement, as confidentially submitted to the Commission on August 30, 2012, in response to the comment letter to David Lissy of the Company, dated September 26, 2012 from the Staff of the Commission, as well as certain other updated information.

To assist your review, the Staff’s comments as reflected in the Staff’s letter dated September 26, 2012 are reproduced in italics in numerical sequence in this letter, and the corresponding responses of the Company are shown below each comment. All references to page numbers in the Company’s response are to the page numbers in Amendment No. 1 to the Registration Statement.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

General

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provide in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response to Comment 1:

The Company supplementally advises the Staff that no written materials have been provided to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act, and that, based upon information received by the Company from the underwriters identified in the Registration Statement, no research reports about the Company have been published or distributed in reliance on Section 2(a)(3) of the Securities Act by any broker or dealer that is a participant in the offering. If any such materials are used in the future in connection with the offering, the Company will provide copies of such materials to the Staff supplementally.

2. Prior to the effectiveness of the registration statement, please ensure that we receive a copy of the letter, or a phone call, from FINRA, stating that FINRA has finished its review and has no concerns regarding the proposed underwriting arrangements.

Response to Comment 2:

The Company acknowledges the Staff’s comment and confirms to the Staff that it understands that the Staff must receive, prior to the effectiveness of the Registration Statement, a copy of the letter, or a phone call, from FINRA stating that FINRA has finished its review of, and has not objected to, the proposed underwriting arrangements.

3. Please include all information that is not subject to Rule 430A, including the number of shares and a bona fide estimate of the range of the maximum offering price for the shares. As the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Response to Comment 3:

The Company acknowledges the Staff’s comment and understands that the Staff may have additional comments once the price range and all other information not subject to Rule 430A has been included in the Registration Statement. The Company intends to include all such information in a subsequent amendment to the Registration Statement.

4. Please provide us with any gatefold information such as pictures, graphics or artwork that will be used in the prospectus. For guidance, see Securities Act Forms Compliance and Disclosure Interpretation, Question 101.02.

Response to Comment 4:

The Company supplementally advises the Staff that, to the extent that it determines to include any gatefold pictures, graphics or artwork in the prospectus, it will promptly provide the Staff with such pictures, graphics or artwork.

Prospectus Cover Page

5. Please disclose in the second sentence the number of shares that the selling shareholders are offering.

Response to Comment 5:

The Company supplementally advises the Staff that it has revised the Registration Statement to reflect the fact that the additional shares that may be purchased at the option of the underwriters, as described on the cover page of the prospectus, will be sold by the Company (and not by any selling stockholder). As a result, the Company does not currently contemplate that there will be any shares offered by selling stockholders in this offering.

Market and Other Industry Data, page ii

6. Please add disclosure confirming that the company is responsible for all of the disclosure in the prospectus. Please also remove the language from this section that “information may prove to be inaccurate” and “market and other similar industry data included in this prospectus, and estimates and beliefs based on that data, may not be reliable” as such statements imply that you are not responsible for the accuracy of the information you elect to include in your prospectus.

Response to Comment 6:

The Registration Statement has been revised on page ii in response to Comment 6.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Our Company, page 1

7. Disclosure on pages 1-6 of the prospectus summary repeats information contained on pages 61-68 of the Business section. Please shorten the prospectus summary. See Note 4 to Rule 421(b) of Regulation C, Item 503(a), and instruction to Item 503(a) of Regulation S-K.

Response to Comment 7:

The Registration Statement has been revised on pages 1-6 in response to Comment 7 to shorten the prospectus summary.

8. Please revise to provide a more balanced discussion of your business, including the specific risks that you face. For example, where you discuss revenues and adjusted EBITDA on pages 1 and 5, also discuss your net income (loss) from 2001 through 2011.

Response to Comment 8:

The Registration Statement has been revised on pages 1, 5, 61 and 67 in response to Comment 8 to include a discussion of net income (loss) from 2001 through 2011.

9. Please reconcile the information in your website and prospectus so that material information about your company is consistent. For example, under the “About Us” page of your website, you state that “Bright Horizons Family Solutions is the world’s leading provider of employer-sponsored child care, early education, and work/life solutions.” However, in this section of the prospectus, you state that you “are a leading provider of high-quality child care and early education services as well as other services designed to help employers and families better address the challenges of work and life.” On the same website page you state that you have more than 90 Fortune 500 clients, but on page 1 of the prospectus you state you have more than 130 Fortune 500 clients.

Response to Comment 9:

The Company supplementally advises the Staff that the information on the Company’s website has been revised in response to Comment 9 so that material information about the Company is consistent with the disclosure included in the Registration Statement.

Risk Factors, page 15

10. All material risks should be described in the risk factors section. If risks are not deemed material, you should not reference them. Please revise the fourth sentence of the first paragraph relating to unidentified risks.

Response to Comment 10:

The Registration Statement has been revised on page 14 in response to Comment 10 to remove the identified sentence.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Management’s Discussion and Analysis . . . , page 41

Results of Operations, page 48

11. Please revise to include detailed discussions analyzing the cost of services for each period presented. Your discussions should also include analysis of your operations along the lines of reportable segments. Please ensure to quantify the effect of each causal factor that you cite for material changes in your financial statements. Your revised variance analysis should fully explain the changes between periods. Refer to Item 303 of Regulation S-K and SEC Release No. 33-8350

Response to Comment 11:

The Registration Statement has been revised on pages 48, 50 and 52 in response to Comment 11 to include additional detail regarding the cost of services for each period presented.

Debt, page 56

Senior Credit Facilities, page 56

12. We note your disclosure in the first paragraph of this section regarding the amounts outstanding on your senior credit facilities. In the interest of enhancing your disclosure, please also disclose the amount outstanding on your Series C term loans here.

Response to Comment 12:

The Registration Statement has been revised on page 56 in response to Comment 12.

Competition, page 74

13. We note that you do not discuss financial resources, name recognition or the possibility that your competitors may not be required to comply with certain regulations in your disclosure in this section, despite briefly discussing them in your second risk factor on page 20. Please revise here to discuss these factors and to provide more fulsome disclosure regarding your competitive disadvantages with respect to your competitors.

Response to Comment 13:

The Registration Statement has been revised on pages 19 and 74 in response to Comment 13.

Management, page 78

14. We note from your disclosure under Description of Capital Stock on page 105 that your governing documents will provide for a classified board of directors. Please revise the table in this section to state the expected term of office of each director, as required by item 401(a) of Regulation S-K.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Response to Comment 14:

The Registration Statement has been revised on page 79 in response to Comment 14.

15. We note your disclosure on page 87 regarding Ms. Mason receiving compensation in her capacity as an employee, but not as director or Chairman. Please revise your description of Ms. Mason’s business experience to fully describe her employment within the past five years. See Item 401(e) of Regulation S-K.

Response to Comment 15:

The Registration Statement has been revised on page 80 in response to Comment 15.

16. We note your reference to Mr. Brown serving as a director of the Company since its inception in 2008. It appears you may have intended to refer to 1998 as disclosed in your description of Ms. Tocio’s business experience. Please revise or advise.

Response to Comment 16:

The Registration Statement has been revised on page 81 in response to Comment 16 to correct the referenced year to 1998.

17. Please revise your disclosure of Mr. Bekenstein’s, Mr. Hitch’s, Mr. Humphrey’s, Ms. Kondracke’s and Ms. Lawrence-Lightfoot’s business experience to clarify the start and end dates for the positions they held during the past five years. For example, include the month and year in which Mr. Bekenstein and Mr. Hitch became Managing Directors and Mr. Humphrey became Principal at Bain Capital Partners, LLC and such other positions they held in the past five years. Also, clarify when Ms. Kondracke commenced her position with America’s Promise Alliance, when Ms. Lawrence-Lightfoot served in her position with the Catherine T. MacArthur Foundation and when Ms. Lawrence-Lightfoot commenced her position at Berklee College of Music. See Item 401(e) of Regulation S-K.

Response to Comment 17:

The Registration Statement has been revised on pages 81 and 82 in response to Comment 17.

Executive Compensation, page 82

Elements of Executive Compensation, page 82

Equity Awards, page 83

18. We note your disclosure that your stock option awards will “only fully vest and become exercisable if there is a change of control of the Company or an initial public offering.” Please reconcile this disclosure with your disclosure in the footnotes on page 85, which suggest other means by which the stock options may fully vest.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Response to Comment 18:

The Company respectfully directs the Staff to the second and third sentences of the fourth paragraph on page 85 of the Registration Statement, which state that “Grants under the Equity Plan, including those made to our named executive officers, generally consist of stock option awards, half of which are subject to time-based vesting and half of which are subject to time- and performance-based vesting and will fully vest and become exercisable if there is a change of control of the Company or an initial public offering of the Company’s stock or, for certain members of senior management, including the named executive officers, upon the cessation of the optionee’s employment other than in connection with a breach by the optionee of any restrictive covenants. In addition, the performance condition for Ms. Tocio’s awards subject to time- and performance-based vesting will be deemed satisfied in the event her employment is terminated as a result of her retirement at any time after May 28, 2013.” (italics added) As a result, the Company believes that the existing disclosure is consistent with the disclosure included in the footnotes on page 87.

19. Please revise to describe the reasons why Ms. Boland was the only named executive officer to receive an option grant during fiscal 2011.

Response to Comment 19:

The Registration Statement has been revised on page 85 in response to Comment 19.

2011 Director Compensation, page 87

20. We note your disclosure in the last paragraph of this section that the directors affiliated with your sponsor will not be compensated for their future board service. Please also disclose whether such directors received any compensation in 2011.

Response to Comment 20:

The Registration Statement has been revised on page 89 in response to Comment 20.

Related Party Transactions, page 94

Stockholders Agreement, page 94

21. Please describe the material terms of the stockholders agreement. See Item 404(a) of Regulation S-K.

Response to Comment 21:

The Registration Statement has been revised on page 96 to include additional detail regarding the material terms of the stockholders agreement that will remain in effect following the consummation of the offering.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Management Agreement, page 95

22. Please quantify the amounts paid under the management agreement, including transaction fees and expense reimbursements, during the current fiscal year and 2009, 2010, and 2011, as required by Item 404(a)(3) of Regulation S-K and instruction 1 to Item 404.

Response to Comment 22:

The Registration Statement has been revised on page 97 in response to Comment 22 to include the amount of expense reimbursement paid under the management agreement in each of the specified periods, in addition to the disclosure regarding the $2.5 million annual management fee payable under the management agreement, and to clarify that no transaction fees have been paid under the management agreement during the specified periods.

Principal and Selling Stockholders, page 102

23. In the table under the “Shares Owned Before the Offering” column, please disclose for each beneficial owner the number of Class A and Class L shares held by such owner.

Response to Comment 23:

The Registration Statement has been revised in the footnotes on pages 105-107 in response to Comment 23 to disclose the number of shares of Class A common stock and Class L common stock beneficially owned by each of the identified stockholders prior to the reclassification.

Financial Statements

General

24. Please note the updating requirements of Rule 3-12(g) of Regulation S-X.

Response to Comment 24:

The Company acknowledges the Staff’s comment and will update the Company financial statements included in the Registration Statement as required by Rule 3-12(g) of Regulation S-X.

Consolidated Statement of Operations, page F-4

25. We reviewed your determination of Net loss available to common shareholders disclosed in Note 13 - Earnings per Share on page F-38. It appears to us that such disclosures relating to the accretion of Class L preferences should be reported on the face of the income statement in accordance with SAB Topic 6B. Please revise or tell us why such presentation is not required.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Response to Comment 25:

The Registration Statement has been revised on pages 11, 35, 37, 38, F- 4 and F-5 in response to Comment 25.

16. Segment and Geographic Information, page F-42

26. Please revise to include information relating to segment assets and other disclosures required by FASB ASC 280-10-50-22 or tell us why it is not required.

Response to Comment 26:

The Company supplementally advises the Staff that, as disclosed in Note 16 to the Company’s consolidated financial statements, the assets and liabilities of the Company are managed centrally and are reported internally in the same manner as presented in the Company’s consolidated financial statements. The Company and its chief operating decision makers use the consolidated asset and liability information to evaluate the financial condition of the Company and do not review measures of segment profit or loss beyond what is included in Note 16 to the Company’s consolidated financial statements. As a result, the Company believes that no additional disclosures are required by FASB ASC 280-10-50-22.

Huntyard Limited

27. Please revise to include the financial statements for the latest required interim period that precedes the acquisition (i.e. March 31, 2012) and the corresponding interim period of the preceding year as required by Article 3-05 of Regulation S-X.

Response to Comment 27:

The Company supplementally advises the Staff that, based on the requirements of Rule 3-05(c) of Regulation S-X and consistent with the statements included in Sections 6220.4 and 6220.7 of the Division of Corporation Finance Financial Reporting Manual, the Company does not believe that the interim financial statements of Huntyard Limited for the three months ended March 31, 2012 and the corresponding interim period of the preceding year are required to be included in the Registration Statement.

Huntyard Limited was a private, foreign business (within the meaning of Rule 1-02(l) of Regulation S-X) that was not required to prepare quarterly financial statements under United Kingdom reporting requirements. Huntyard Limited was organized under English law, was majority owned by persons who were not citizens or residents of the United States and had more than 50% of its assets located outside of the United States. Huntyard Limited’s fiscal year commenced on January 1, 2012 and the Company closed its acquisition of Huntyard Limited on May 23, 2012.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Rule 3-05(c) of Regulation S-X provides that, with respect to the acquisition of a foreign business, financial statements of the acquired business meeting the requirements of Item 17 of Form 20-F will satisfy the requirements of Rule 3-05 of Regulation S-X, and Section 6220.4 of the Division of Corporation Finance Financial Reporting Manual (“Financial Reporting Manual”) clarifies that for a foreign business, the registrant may look to Item 8 of Form 20-F to determine the appropriate annual and interim financial periods required to be presented. Item 8.A.5 of Form 20-F indicates that a document dated more than nine months after the end of the last audited financial year should contain consolidated interim financial statements covering at least the first six months of the financial year. Section 6220.7 of the Financial Reporting Manual provides guidance applicable to a foreign business that is not in the practice of preparing quarterly financial statements, stating that “financial statements generally need not be updated if the omitted period is less than six months, and the acquired business does not prepare quarterly financial statements under its home-country reporting requirements.” Because the omitted period (the three months ended March 31, 2012) is less than six months and Huntyard Limited does not prepare quarterly financial statements under United Kingdom reporting requirements, the Company does not believe that the Huntyard Limited interim financial statements for the three months ended March 31, 2012 are required to be included in the Registration Statement.

Part II, page II-1

Exhibits, page II-4

28. We note that you have a number of exhibits yet to be submitted with your confidential draft registration statement. Please note that we will need sufficient time to review the legal opinion and other exhibits, and that we may have additional comments based upon these exhibits once submitted.

Response to Comment 28:

The Company acknowledges the Staff’s comment and confirms that it intends to submit or file each of the remaining unsubmitted exhibits with future submissions or filings in order to provide the Staff with sufficient time to review such exhibits.

29. We note that Exhibit 10.18 is missing exhibits and schedules. Please file this exhibit in its entirety with your amended registration statement.

Response to Comment 29:

The Registration Statement has been revised in response to this comment to include all exhibits and schedules to the credit agreement as part of Exhibit 10.18.

30. Please file the stockholders agreement, registration rights agreement, management agreement and any amendments to such documents, as described under Related Party Transactions starting on page 94, as exhibits to the registration statement.

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

Response to Comment 30:

The Registration Statement has been revised in response to Comment 30 to include the management agreement as Exhibit 10.25. The Company again acknowledges the Staff’s Comment 28 and confirms that each of the stockholders agreement and the registration rights agreement will be included with a subsequent amendment to the Registration Statement.

31. Please file documents related to your recent acquisition of Huntyard Limited as exhibits to the registration statement or advise us why you believe it is unnecessary under Item 601 of Regulation S-K.

Response to Comment 31:

The Registration Statement has been revised in response to Comment 31 to include the Share Sale and Purchase Agreement related to the acquisition of Huntyard Limited as Exhibit 2.1.

Undertakings, page II-6

32. Please provide the Item 512(a)(5)(ii) and Item 512(a)(6) undertakings. Item 512(a)(5)(ii) is required for any prospectus filed in reliance on Rule 430C, and Item 512(a)(6) is required for any offering that involves an initial distribution of securities, pursuant to Rule 159A. For guidance, see Securities Act Rules Compliance and Disclosure Interpretation, Question 229.01.

Response to Comment 32:

The Company supplementally advises the Staff that it has omitted the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K because the form of prospectus included in the Registration Statement at the time the Registration Statement is declared effective will omit only the information permitted to be omitted by Rule 430A of the Securities Act. As a result, the Company does not believe that the offering contemplated by the Registration Statement will be subject to Rule 430C (but instead will rely upon Rule 430A) and the undertaking specified in Item 512(a)(5)(ii) of Regulation S-K is required pursuant to Rule 430C(d) only with respect to offerings subject to Rule 430C of the Securities Act. The Company has also omitted the undertaking specified in Item 512(a)(6) because the securities being registered pursuant to the Registration Statement are not being registered under Rule 415 under the Securities Act and the Item 512(a) undertakings are required only if securities are being registered pursuant to Rule 415 under the Securities Act (or, in the case of the Item 512(a)(5)(ii) undertaking, offerings subject to Rule 430C).

*            *             *            *            *

Division of Corporation Finance

Securities and Exchange Commission

October 9, 2012

We hope that the foregoing has been responsive to the Staff’s comments. If you should have any questions about this letter or require any further information, please call the undersigned at (617) 951-7802 or Rachel Phillips of our offices at (617) 235-4734.

Very truly yours,

/s/ Craig E. Marcus

Craig E. Marcus

cc:	David Lissy

Elizabeth Boland